April 28, 2000

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND IX


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited consolidated financial statements for the period ended March 31, 2000. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended March 31, 2000 and 1999, total revenues decreased 0.8% from $708,343 to $702,514 and total expenses decreased 3.7% from $490,804 to $472,822. Minority interest in income of real estate joint venture increased 25.5% from $25,649 to $32,189. As a result, net income increased 2.9% from $191,890 to $197,503 for the three-month period ended March 31, 2000, as compared to the same period in 1999. The decrease in revenue can be attributed to a decrease in rental income due to lower occupancy levels, partially offset by higher unit rental rates. Occupancy levels for the Partnership's six mini-storage facilities averaged 79.4% for the three month period ended March 31, 2000 as compared to 83.3% for the same period in 1999. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses decreased by approximately $21,300 (5.1%) primarily as a result of decreases in maintenance and repair, workers compensation insurance and power and sweeping expenses, partially offset by increases in yellow pages advertising costs and salaries and wages expense. Power and sweeping expenses decreased as the substantial snow removal costs in the prior year associated with the blizzard that hit Illinois, where two of the Partnership's properties are located did not materialize in the current year. General and administrative expenses remained relatively constant.

The General Partners plan to continue their policy of funding the continuing improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund IX, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND IX
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President